SS 2/6/07


SEC MAIL
RECEIVED
PROCESSING
JAN 24 2006
WASH, D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


06001824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

AB 2/9/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/27/2004 (MM/DD/YY) AND ENDING 11/25/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark W. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of November 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and the supplemental schedules as of November 26, 2004, have been or will be made available to Executive Officers of the Company

[signature]

Signature

Chief Financial Officer

Title

Patricia E. Knudsen

Notary Public

1/20/06

Date

Patricia E. Knudsen
Notary Public, State of New York
No. 01KN4728055
Commission Expires May 30, 2007


SEC MAIL
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PROCESSING
JAN 2 4 2006
WASH. D.C.
213
SECTION

GOLDMAN SACHS CLEARING & EXECUTION, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

November 25, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") at November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 20, 2006

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 25, 2005
(in thousands)

Assets		
Cash and cash equivalents	$	63,508
Cash and securities segregated for regulatory and other purposes		5,496,198
Receivables from brokers, dealers and clearing organizations		809,542
Receivables from customers and counterparties		3,715,351
Securities borrowed		8,248,532
Securities purchased under agreements to resell		1,345,942
Financial instruments owned, at fair value		199,051
Financial instruments owned and pledged as collateral, at fair value		2,890,625
Total financial instruments owned, at fair value		3,089,676
Other assets		375,575
Total assets	$	23,144,324
Liabilities and Partners' Capital		
Short-term borrowings	$	3,401,803
Payables to brokers, dealers and clearing organizations		1,387,179
Payables to customers and counterparties		8,444,650
Securities loaned		5,399,657
Securities sold under agreements to repurchase		15,141
Financial instruments sold, but not yet purchased, at fair value		1,278,540
Other liabilities and accrued expenses		354,845
Subordinated borrowings		1,955,000
Total liabilities		22,236,815
Commitments, contingencies and guarantees		
Partners' capital		
Partners' capital		906,288
Accumulated other comprehensive income		1,221
Total partners' capital		907,509
Total liabilities and partners' capital	$	23,144,324

The accompanying notes are an integral part of
this consolidated statement of financial condition

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC) formerly Spear, Leeds & Kellogg, L.P. (SLK), a limited partnership, registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly-owned subsidiary of SLK LLC, a limited liability company, which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware Corporation. During the fiscal year ended November 25, 2005, GSEC sold its fixed income trading operation to First Horizon National Corporation. The fixed income business executed odd lot trades in US Government, Agency, Corporate, Mortgage Backed and CMO securities markets for institutional accounts and broker dealers. In connection with the sale, Group Inc. contributed $112 million related to the intangible assets of the fixed income business. The sale of the fixed income operation did not have a significant impact on the overall financial condition of the Company.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading.** The Company engages in floor-based and electronic market making as a specialist on U.S. equities exchanges. These products consist of equity securities, including exchange traded funds (ETF's) and options, as well as the hedging of these products with fixed income products and derivatives.

- **Commissions and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, government and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets, the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

This consolidated statement of financial condition includes the accounts of GSEC and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles. The Company's consolidating subsidiaries are all voting interest entities.

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.

- **Equity-Method Investments.** When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the Company accounts for its interest in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- **Other.** If the Company does not consolidate an entity or apply the equity method of accounting, the Company accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2005 refer to the Company's fiscal year ended or the date, as the context requires, November 25, 2005.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements", or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts" are satisfied. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. The company conducts its securities purchased under agreements to resell and securities sold under agreements to repurchase transactions primarily with Goldman Sachs and Company, (GSCO).

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. The company conducts its securities borrowed and loaned transactions primarily with GSCO.

Financial Instruments. The consolidated statement of financial condition reflects purchases and sales of financial instruments on a trade-date basis.

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the Company separates its financial instruments into two categories - cash (i.e., nonderivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the Company's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, listed equities and money market securities.

  Cash trading instruments owned by the Company (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

- **Derivative Contracts.** Fair values of the Company's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and reflect cash that the Company has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). OTC derivatives are valued using valuation models. Fair values of the Company's exchange-traded derivatives are generally determined from quoted market prices.

  When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, estimates are used to determine valuation adjustments.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements.

Stock-based Compensation

The Company participates in the stock-based compensation plans of Group Inc. Effective for fiscal 2003, Group Inc. began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," using the prospective adoption method. Adoption of SFAS No.123 did not have a material effect on the Company's financial condition.

Identifiable Intangible Assets

Identifiable intangible assets, which consist of specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Property and equipment placed in service prior to December 1, 2001, are depreciated under the accelerated cost recovery method. Property and equipment placed in service on or after December 1, 2001 are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements for which the useful life of the improvement is shorter than the term of the lease are amortized under the accelerated cost recovery method if placed in service prior to December 1, 2001. All other leasehold improvements are amortized over the useful life of the improvement or the term of the lease, whichever is shorter.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, The Company seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates. For foreign currency-denominated debt, hedge effectiveness is assessed based on changes in spot rates.

Income Taxes

As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. Certain non-U.S. subsidiaries are subject to various foreign income taxes, which are included in the Company's provision for taxes. No additional income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes". Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2005	
	Assets	Liabilities
Money market instruments	$ 118,100	$ -
U.S. government and federal agency obligations	12,895	19,594
Corporate and other debt obligations	27	27
Equities and convertible debentures	2,957,885	1,257,701
Derivative contracts	769	1,218
Total	$ 3,089,676	$ 1,278,540

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations. As of November 2005, the Company did not have credit exposure to any other counterparty that exceeded 5% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the Company's derivatives disclosure, as these contracts may be settled in cash or are readily convertible into cash.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

In addition to derivative transactions entered into for trading purposes, the Company enters into derivative contracts to hedge its net investment in non-U.S. operations (see Note 2 for further information regarding the currency translation adjustment) and to manage the interest rate exposure on its short-term borrowings. With respect to hedging its borrowings, the Company uses derivatives which generally include an interest rate swap agreement, which is utilized to effectively convert a portion of the Company's short-term borrowing obligations into U.S. dollar-based floating rate obligations. Certain interest rate swap contracts are designated as fair-value hedges.

Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	As of November 2005	
	Assets	Liabilities
Forward settlement contracts	$ 13	$ 5
Option contracts	756	1,213
Total	$ 769	$ 1,218

Secured Borrowing and Lending Activities

The Company obtains secured short-term financing principally through the use of repurchase agreements, securities lending agreements and other financings. In these transactions, the Company receives cash or securities in exchange for other securities, including U.S. government, federal agency, corporate debt and other debt obligations, equity and convertibles, letters of credit and other assets. These transactions are conducted primarily with GSCO.

The Company obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, derivative transactions, customer margin loans and other secured borrowing activities to finance inventory positions, to meet customer needs and to satisfy settlement requirements. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or derivative transactions, or to cover short positions. As of November 2005, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $28.5 billion, of which the Company sold or repledged $27.1 billion.

The Company also pledges securities it owns. Counterparties may or may not have the right to sell or repledge the securities. Securities owned and pledged to counterparties that have the right to sell or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition was $2.1 billion as of November 2005. Securities owned and pledged in connection with repurchase agreements and securities lending agreements to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition was $762.0 million as of November 2005.

Note 4. Short-Term Borrowings

The Company obtains short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of November 2005, outstanding short-term borrowings were unsecured and include $3.4 billion. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of November 2005, outstanding subordinated borrowings with Group Inc. bear interest at floating rates and total $1.96 billion. The borrowing agreements contain an automatic rollover provision whereby the maturity date will be extended an additional year provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date.

Note 6. *Commitments, Contingencies and Guarantees*

Commitments

Letters of Credit. The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $89.3 million as of November 2005.

Leases. The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2019. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, for the current year are set forth below (in thousands):

Minimum rental payments	
2006	$ 13,708
2007	9,897
2008	9,010
2009	7,320
2010	5,147
2011 - thereafter	1,855
Total	$ 46,937

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition,. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2005.

Notes 7. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets (in thousands):

		As of November 2005
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 319,564
	Accumulated amortization	(79,166)
	Net carrying amount	$ 240,398

Identifiable intangible assets are amortized over their estimated useful lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 16 years. There were no identifiable intangible assets that were considered to be indefinite-lived and, therefore, not subject to amortization.

Note 8. Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of November 2005
Identifiable intangible assets	$ 240,398
Property, leasehold improvements and equipment	19,722
Equity-method investments and joint ventures	68,379
Miscellaneous receivables and other	47,076
Total	$ 375,575

Other Liabilities

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of November 2005
Compensation and benefits	$ 76,895
Accrued expenses and other payables	277,950
Total	$ 354,845

Note 9. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans is set forth below.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents covered under the U.S. benefits program.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan. Group Inc. previously maintained a nonqualified defined contribution plan for certain senior employees which held shares of common stock. All shares were distributed to participants and there were no remaining assets in the plan as of January 2005.

Note 10. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the Company. In the second quarter of fiscal 2003, the Amended SIP was approved, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Other Compensation Arrangements

In November, 2004, Group Inc. adopted a new deferred compensation plan for eligible employees for fiscal 2005. In general, under the plan, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plan. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the Company is not entitled to a corresponding tax deduction until the amounts are distributed.

In November, 2004, Group Inc. adopted a discount stock program through which eligible senior executives may acquire restricted stock units in fiscal 2005 and 2006 under Group Inc.'s Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under the Amended SIP primarily in connection with year-end compensation and its purchase of the Company. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. Year-end stock options for 2005 become exercisable in January 2009 and expire on November 27, 2015. Shares received on exercise prior to January 2010 will not be transferable until January 2010. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 11. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated for regulatory and other purposes	$	5,125,413
Receivables from brokers, dealers and clearing organizations		292,617
Securities borrowed		8,241,960
Securities purchased under agreements to resell		1,345,942
Financial instruments owned, at fair value (derivatives)		23,314
Other assets		2,040
Liabilities		
Short-term borrowings	$	3,401,803
Payables to brokers, dealers and clearing organizations		1,238,005
Securities loaned		5,399,657
Securities sold under agreements to repurchase		15,141
Other liabilities and accrued expenses		138,316
Subordinated borrowings		1,955,000

Note 12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At the balance sheet date, the Company had total deferred tax assets of $535 thousand. There was no valuation allowance required regarding this asset and there was no change in the valuation allowance during the year.

The most significant items that gave rise to the deferred tax assets were equity compensation accruals.

Note 13. Net Capital Requirement

During the Company's second fiscal quarter of 2005, the Company's ultimate parent, Group Inc., became regulated by the U.S. Securities and Exchange Commission (SEC) as a Consolidated Supervised Entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and, accordingly, is

subject to minimum capital requirements on a consolidated basis. As of November 2005, the company's ultimate parent, Group Inc. was in compliance with the CSE capital requirements.

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2005, GSEC had regulatory net capital, as defined, of $1.13 billion of which $1.09 billion exceeded the minimum net capital requirement of $41.7 million.

Certain other subsidiaries of GSEC are also subject to Rule 15c3-1, all of which were in compliance as of November 2005. GSEC and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2005, these requirements were greater than the minimum requirements under Rule 15c3-1. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2005, each entity was in compliance with their respective exchange requirements.

As of November 2005, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $1.99 billion.

Note 14. Subsequent Events

The NYSE and the Archipelago Exchange (ArcaEx), with approval of their boards of directors, announced on April 20, 2005 that they have entered a definitive merger agreement that will lead to the combined entity, NYSE Group, Inc., becoming a publicly-held company. The NYSE members and ArcaEx shareholders approved the merger on December 6, 2005. Subject to SEC approval the merger is expected to close early in 2006. The Company has an investment in ArcaEx and also owns exchange memberships to the NYSE.

PRICEWATERHOUSECOOPERS

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Partners of
Goldman Sachs Execution & Clearing, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Goldman Sachs Execution & Clearing, L.P. (the "Company") for the year ended November 25, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

PRICEWATERHOUSECOOPERS

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 25, 2005 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 20, 2006